Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment”), dated as of January 13, 2009, to the Rights Agreement (the “Rights Agreement”), dated as of July 30, 2004, between Autobytel Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., successor-in-interest to U.S. Stock Transfer Corporation (the “Rights Agent”), is being executed at the direction of the Company.

WHEREAS, Section 27 of the Rights Agreement permits the Company from time to time to supplement and amend the Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements, provisions and covenants herein contained, the parties agree as follows:

1. The reference to “U.S. Stock Transfer Corporation” in the Preamble to the Rights Agreement is hereby replaced with the following: “Computershare Trust Company, N.A., successor-in-interest to U.S. Stock Transfer Corporation”.

2. The defined term “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares then outstanding; provided, however, that CCM Master Qualified Fund, Ltd., a Caymans Island exempted company, Coghill Capital Management, L.L.C., a Delaware limited liability company, and Clint Coghill (collectively, “Coghill”), shall not be deemed an “Acquiring Person” so long as (1) Coghill, together with its Affiliates and Associates, is not, when aggregating all Common Shares owned by all such Persons, the Beneficial Owner of more than 8,118,410 Common Shares (other than pursuant to a transaction authorized in writing in advance by the Board of Directors, including a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of Common Shares), (2) the Standstill Agreement, dated January 13, 2009, between the Company and Coghill (the “Standstill Agreement”) continues to be binding on Coghill, (3) Coghill is in substantial compliance (as determined by the Board of Directors in its discretion) with the terms of the Standstill Agreement, as amended from time to time, (4) any and all amendments to the Standstill Agreement have been approved by the Board of Directors and (5) no amendments, if executed after the Distribution Date, cure, or have the effect of curing, any prior breach of the Standstill Agreement or any amendment thereto. Notwithstanding the foregoing, (A) the term Acquiring Person shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit or compensation plan of the Company or any Subsidiary of the Company, or (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any Subsidiary of the Company, and (B) no Person shall become an “Acquiring Person” either (x) as the result of an acquisition of Common Shares by the Company which, by

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reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares then outstanding by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the Beneficial Owner of any additional Common Shares without the prior consent of the Company and shall then Beneficially Own more than 15% of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person,” or (y) as the result of the acquisition of Common Shares directly from the Company as long as, prior to any acquisition of Common Shares directly from the Company, the Company has been apprised by any such Person of the number of Common Shares beneficially owned by such Person immediately prior to any such acquisition; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares then outstanding by reason of share purchases directly from the Company and shall, after that date, become the Beneficial Owner of any additional Common Shares without the prior written consent of the Company and shall then Beneficially Own more than 15% of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person” or (z) if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and without any intention of changing or influencing control of the Company, and such Person promptly enters into an irrevocable written commitment in favor of the Company to divest, and thereafter divests (without retaining any power, including voting with respect to such Common Shares), as promptly as practicable (as determined in good faith by the Board of Directors), following receipt of written notice from the Company of such event, of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement; provided, however, that if such Person shall again become the Beneficial Owner of 15% or more of the Common Shares then outstanding (or with respect to Coghill, shall become the Beneficial Owner of more than 8,118,410 Common Shares), such Person shall be deemed an “Acquiring Person,” subject to the exceptions set forth in this Section 1(a).”

3. The defined term “Business Day” in Section 1(d) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated by law or executive order to close.”

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4. The defined term “Close of Business” in Section 1(e) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Close of Business” on any given date shall mean 5:00 p.m., Eastern Standard Time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 p.m., Eastern Standard Time, on the next succeeding Business Day.”

5. Section 2 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 2. APPOINTMENT OF RIGHTS AGENT. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable upon ten (10) days prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and in no event shall be liable for, the acts or omissions of any such co-Rights Agent.”

6. The first paragraph of Section 5 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 5. COUNTERSIGNATURE AND REGISTRATION. The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Vice Chairman of the Board, its Chief Financial Officer, or any of its Executive Vice Presidents, either manually or by facsimile signature, shall have affixed thereto the Company’s seal or a facsimile thereof if the Company has a seal, and shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent either manually or by facsimile signature and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such person was not such an officer.”

7. Section 21 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 21. CHANGE OF RIGHTS AGENT. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to the Company and to each transfer agent for the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this

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Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent for the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either (a) a Person organized and doing business under the laws of the United States or of any State of the United States which is authorized under such laws to conduct shareholder services business and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10 million or (b) an Affiliate of such Person. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent for the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

8. The last sentence of Section 26 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by courier, via a nationally recognized overnight delivery service or by U.S. mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Attn: Client Services”

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9. A new Section 35 is hereby added to the Rights Agreement as follows:

“SECTION 35. FORCE MAJEURE. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

10. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby, and all references to the Rights Agreement shall be deemed to include this Amendment.

11. This Amendment shall become effective as of the day and year first written above. Except as modified by this Amendment, the Rights Agreement shall remain in full force and effect without any modification.

12. This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

13. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

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The parties hereto have caused this Amendment to be executed and delivered as of the day and year first written above.

AUTOBYTEL INC.

By:	/s/ Glenn E. Fuller
Name:	Glenn E. Fuller
Title:	Senior Vice President, Chief Legal and Administrative Officer and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Kellie Gwinn
Name:	Kellie Gwinn
Title:	Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO RIGHTS AGREEMENT]